AMENDMENT NO. 1 TO
AMENDED AND RESTATED EQUITY COMMITMENT LETTER

THIS AMENDMENT NO. 1 TO AMENDED AND RESTATED EQUITY COMMITMENT LETTER (the "**Amendment**") is made and entered into as of March 7, 2025 by and among:

(1)   BEST Global Partners, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the "**Parent**"); and

(2)   Shao-Ning Johnny Chou (the "**Sponsor**", the Sponsors, together with the Parent, the "**Parties**" and each a "**Party**").

WHEREAS, the Parties entered into that certain letter agreement dated as of June 19, 2024, as amended and restated on October 11, 2024 (as so amended and restated, the "**Original Equity Commitment Letter**").

WHEREAS, the Parties intend to further amend the Original Equity Commitment Letter as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   AMENDMENT TO SECTION 1.

The Parties hereby agree that the Section 1 of the Original Equity Commitment Letter shall be deleted in its entirety and replaced by the following:

Mr. Shao-Ning Johnny Chou ("Sponsor") hereby commits, subject to the terms and conditions set forth herein, that, simultaneous with the Closing, he shall purchase, or shall cause the purchase of, equity interests of Parent for an aggregate amount equal to [NUMBER] (the "Commitment") in immediately available funds, solely for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Merger Consideration and any other amounts required to be paid (if any) pursuant to and in accordance with the Merger Agreement, together with related fees and expenses; *provided*, that Sponsor shall not, under any circumstances, be obligated to contribute to, purchase equity or debt of, or otherwise provide funds to Parent or Merger Sub in any amount in excess of the Commitment. Sponsor may effect the purchase of the equity interests of Parent directly or indirectly through one or more affiliated entities or co-investors designated by him. In the event that Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount of the Commitment to be funded under this letter agreement simultaneously with the Closing may be reduced in an amount specified by Parent.

2.   MISCELLANEOUS.

2.1.   Definition. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to them in the Original Equity Commitment Letter.

2.2.   Date of Effectiveness; Limited Effect. This Amendment will become effective on the date first written above (the "**Effective Date**"). Except as expressly provided in this

Amendment, all of the terms and provisions of the Original Equity Commitment Letter are and will remain in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the agreements contained herein will not be construed as an amendment to or waiver of any other provision of the Original Commitment Letter or as a waiver of or consent to any further or future action on the part of any Party that would require the waiver or consent of the other Parties. On and after the Effective Date, each reference in the Original Equity Commitment Letter to "this letter agreement," "hereunder," "hereof," "herein," or words of like import will mean and be a reference to the Original Equity Commitment Letter as amended by this Amendment.

   2.3. <u>Governing Law and Dispute Resolution.</u> The provisions of Section 9 (Governing Law; Jurisdiction) of the Original Commitment Letter shall apply to this Amendment mutatis mutandis as if set out in full herein, provided that in each case reference to "this Agreement" in such provision of the Original Commitment Letter shall refer to this Amendment.

   2.4. <u>Counterparts.</u> This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Amendment.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the party hereto has caused its duly authorized representative to execute this Amendment as of the date and year first above written.

BEST Global Partners

_____
Name:
Title:

IN WITNESS WHEREOF, the party hereto has caused its duly authorized representative to execute this Amendment as of the date and year first above written.

Shao-Ning Johnny Chou

_____